                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                                (Rule 13d-102)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULES 13d-1(b) and (c) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(b)
                               (Amendment No. 1)



                        American Retirement Corporation
 -------------------------------------------------------------------------------
                               (Name of Issuer)




                                  Common Stock
 -------------------------------------------------------------------------------
                        (Title of Class of Securities)




                                  028913 10 1
 -------------------------------------------------------------------------------
                                (CUSIP Number)



                               December 31, 1998
 -------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



     Check the following box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-(c)

[X] Rule 13d-1(d)






                               Page 1 of 7 Pages

CUSIP NO. 028913 10 1                   13G            PAGE  2    OF  7    PAGES

  (1)     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
               Robin G. Costa
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    5,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     1,380,037
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   5,000
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               1,380,037
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,385,037
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                  (A)    [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.1%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 028913 10 1                   13G            PAGE  3    OF  7    PAGES

  (1)     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
               Estate of Dan W. Maddox
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                  (A)    [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          0%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 028913 10 1                   13G            PAGE  4    OF  7    PAGES

  (1)     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
               DMAR Limited Partnership (IRS Employer
               Identification No. 75-2384625)
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

               State of Texas
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    1,372,037
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,372,037
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,372,037
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                  (A)    [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.0%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 7 Pages

                                  SCHEDULE 13G


Item 1(a).        Name of Issuer:              American Retirement Corporation
                                               ("ACR")

Item 1(b).        Address of Issuer's          111 Westwood Place, Suite 402
                  Principal Executive          Brentwood, Tennessee 37027
                  Offices:


Item 2(a).        Name of Person Filing:       Robin G. Costa ("Costa")
                                               DMAR Limited Partnership ("DMAR")
                                               Estate of Dan W. Maddox
                                               ("Maddox")

Item 2(b).        Address of Principal         3833 Cleghorn Avenue
                  Business Office:             Suite 400
                                               Nashville, Tennessee 37215 is
                                               the business address for each of
                                               Costa, DMAR, and Maddox.

Item 2(c).        Organization/Citizenship:    Costa is a United States citizen
                                               and DMAR is a Texas limited
                                               partnership.

Item 2(d).        Title of Class               Common stock
                  of Securities:               ("Common Stock")


Item 2(e).        CUSIP Number:                028913 10 1

Item 3.           Inapplicable.

Item 4.           Ownership.


         This Schedule 13G is filed jointly by the reporting persons to reflect beneficial ownership of Common Stock by Costa, Maddox, and DMAR and certain overlapping beneficial ownership of such persons.

                                                               Page 6 of 7 Pages



                   Total Shares                                                                            Shared
                   of ACR Common        Percent           Sole           Shared            Sole            Power
                Stock Beneficially        of             Voting          Voting          Power to            to
   Person              Owned           Class(1)           Power           Power          Dispose          Dispose
   ------              -----           --------           -----           -----          -------          -------
   Costa           1,385,037(2)          8.1%               5,000       1,380,037            5,000       1,380,037
   Maddox                 --              --                   --              --               --              --
   DMAR            1,372,037(3)          8.0%           1,372,037              --        1,372,037              --

 ----------------

(1) Based on 17,117,553 shares of Common Stock outstanding as of December 31, 1998.

(2) Includes 1,372,037 shares beneficially owned by DMAR, 5,000 shares subject to currently exercisable options, and an aggregate of 8,000 shares beneficially owned by trusts for which Costa serves as trust advisor. Costa is President of Margaret Energy, Inc., the general partner of DMAR. Costa exercises voting and dispositive power over the shares held by the trusts.

Item 5.           Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].*

* The Estate of Dan Maddox does not own greater than 5% of the class of securities.


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Inapplicable.

Item 8.           Identification and Classification of Members of the Group.

                           Inapplicable.

Item 9.           Notice of Dissolution of Group.

                           Inapplicable.

Item 10.          Certification.

                           Inapplicable.

                                                               Page 7 of 7 Pages



                                   SIGNATURES


     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete, and correct.



                                       Robin G. Costa


                                       /s/ Robin G. Costa
                                       -----------------------------------------


                                       Estate of Dan W. Maddox


                                       /s/ Robin G. Costa
                                       -----------------------------------------
                                       By: Robin G. Costa
                                           Co-Executor


                                       DMAR Limited Partnership


                                       /s/ Robin G. Costa
                                       -----------------------------------------
                                       By: Margaret Energy, Inc.,
                                           Its General Partner

                                       By: Robin G. Costa,
                                           Its President